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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
The Reynolds and Reynolds Company

Full Name of Registrant

Former Name if Applicable
One Reynolds Way

Address of Principal Executive Office (Street and Number)
Dayton, Ohio 45430

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The company is in the process of reviewing its revenue recognition policy in response to comments received from the SEC Staff. The comments pertain to the company’s Form 10-K for the year ended September 30, 2004 and the company’s Form 10-Qs for the quarter ended December 31, 2004, the quarter ended March 31, 2005 and the quarter ended June 30, 2005. Completion of the company’s review of its revenue recognition policy and resolution of the SEC Staff’s comments may affect the company’s Form 10-K for the year ended September 30, 2005 and the company’s Form 10-Q for the quarter ended December 31, 2005, as well as previously filed periodic reports. The company has already determined to restate its financial statements for auction rate securities and the two-class method of earnings per share. An additional restatement may be required with respect to the company’s revenue recognition policy. The audit committee of the company’s board of directors has not determined whether an additional restatement is required with respect to revenue recognition.
While the primary focus to date of the company review and SEC Staff comment process has been on revenue recognition for multiple element arrangements, including both cash and leasing arrangements under SOP 97-2, “Software Revenue Recognition,” EITF 00-21 Revenue Arrangements with Multiple Deliverables” and FAS 13, “Accounting for Leases”, additional areas of revenue recognition may also be included before the process is completed. The company is also analyzing alternative revenue recognition models to SOP 97-2, such as SAB Topic 13, “Revenue Recognition” and alternatives in the application of SOP 97-2.
For the foregoing reasons, the company’s Form 10-Q for the quarter ended December 31, 2005 will not be filed by the extended deadline.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert S. Guttman	937	485-1700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐ No ☑

Annual Report on Form 10-K for the year ended September 30, 2005
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the company is in the process of reviewing its revenue recognition policy, the company has not quantitatively determined whether any significant change in results of operations from the quarter ended December 31, 2004 will be reflected by the earnings statements to be included in the company’s Form 10-Q for the quarter ended December 31, 2005. Also see above statement under “Part III - Narrative.”

The Reynolds and Reynolds Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 10, 2006	By	/s/ Robert S. Guttman,

Vice President, General Counsel and Secretary